Exhibit (a)(2)

June 9, 2011

Dear Hines REIT Shareholder:

As always, we would like to thank you for your investment in Hines REIT.

As we and many other non-listed REITs have experienced in the past, we expect that you recently have received or that in the coming week you will receive separate solicitations to purchase your shares from MIRELF IV REIT Investments, LLC (“Madison”) and Mackenzie Patterson Fuller, LP (“MPF”).  In connection with these two solicitations, we have enclosed in this package the following two sets of correspondence from us:

•
A letter stating the recommendation of the Hines REIT Board of Directors that you reject the offer from Madison, as well as our Schedule 14D-9, which we filed with the Securities and Exchange Commission in response to Madison’s offer.

•	A letter stating the recommendation of the Hines REIT Board of Directors that you reject the offer from MPF.

We request that you please read the enclosed correspondence carefully prior to making a decision about the offers from Madison and MPF.  After reading the reasons described in these materials, we encourage you to follow the Board of Directors’ recommendations and not tender your shares to Madison or MPF.

If you have any questions, please do not hesitate to contact Hines Investor Relations at 888.220.6121.

Sincerely,

Jeffrey C. Hines	Charles N. Hazen
Chairman of the Board	President and Chief Executive Officer